Exhibit 18

March 30, 2007

General Mills, Inc.

Minneapolis, Minnesota

Ladies and Gentlemen:

We have been furnished with a copy of the quarterly report on Form 10-Q of General Mills, Inc. (the “Company”) for the thirteen and thirty-nine weeks ended February 25, 2007, and have read the Company’s statements contained in Note 1 to the interim consolidated financial statements included therein. As stated in Note 1, the Company changed the date of its annual goodwill impairment test from the first day of its fiscal year to December 1 and states that the accounting change is preferable in the circumstances because it better aligns the timing of the Company’s long-range planning with this test, as the impairment test is dependent on the results of the Company’s long-range planning process. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

We have not audited any financial statements of the Company as of any date or for any period subsequent to May 28, 2006, nor have we audited the information set forth in the aforementioned Note 1 to the interim consolidated financial statements; accordingly, we do not express an opinion concerning the factual information contained therein.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,

/s/ KPMG LLP